UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 000-54260

First Phosphate Corp.
(Translation of registrant's name into English)

1055 WEST GEORGIA STREET,, 1500 ROYAL CENTRE, PO BOX 11117, VANCOUVER, British Columbia, Canada, V6E 4N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Form 45-106F1 Report of Exempt Distribution

99.2	News release dated May 1, 2024

99.3	News release dated May 1, 2024

99.4	News release dated May 8, 2024

99.5	News release dated May 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST PHOSPHATE CORP.
(Registrant)

Date: 2024-05-08	By:	/s/ John Passalacqua

John Passalacqua
	Title:	Chief Executive Officer